Ausdal Financial Partners, Inc.

3250 Lacey Road

Suite 130

Downers Grove, Illinois 60615

April 23, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Registration Withdrawal

Ausdal Unit Investment Trust, Series 1

Registration on Form S-6 (the “Registration Statement”)

(Registration Statement File No. 333-223841)

Ladies and Gentlemen:

On behalf of Ausdal Unit Investment Trust, Series 1 (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on March 22, 2018. No securities of the Trust were sold, or will be sold, pursuant to the Registration Statement.

Very truly yours,

Ausdal Unit Investment Trust, Series 1

By:	Ausdal Financial Partners, Inc.

By:	/s/ Robert B. Ausdal
Robert B. Ausdal
Chief Executive Officer